Exhibit 99.2

Management's Discussion and Analysis Q1 2022

For the three months ended
March 31, 2022

999.9
FINE
GOLD

Franco Nevada

The GOLD Investment that WORKS

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at May 4, 2022 and should be read in conjunction with Franco-Nevada’s unaudited condensed consolidated financial statements and related notes as at and for the three months ended March 31, 2022 and 2021 (the “financial statements”). The financial statements and this MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of condensed interim financial statements, including IAS 34, Interim Financial Reporting.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s financial statements for the three months ended March 31, 2022 and 2021 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and on Form 6-K furnished to the United States Securities and Exchange Commission (“SEC”) on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form and Form 40-F, are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.franco-nevada.com.

Table of Contents

3	Overview
3	Strategy
5	Highlights
7	Guidance
7	Market Overview
8	Selected Financial Information
9	Revenue by Asset
10	Review of Quarterly Financial Performance
14	General and Administrative and Share-Based Compensation Expenses
14	Other Income and Expenses
15	Summary of Quarterly Information
16	Balance Sheet Review
16	Liquidity and Capital Resources
22	Critical Accounting Estimates
22	Outstanding Share Data
23	Internal Control over Financial Reporting and Disclosure Controls and Procedures
23	Non-GAAP Financial Measures
26	Cautionary Statement on Forward-Looking Information
Abbreviations Used in this Report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions
Periods under review		Measurement		Interest types
"Q4"	The three-month period ended December 31	"GEO"	Gold equivalent ounces	"NSR"	Net smelter return royalty
"Q3"	The three-month period ended September 30	"PGM"	Platinum group metals	"GR"	Gross royalty
"Q2"	The three-month period ended June 30	"oz"	Ounce	"ORR"	Overriding royalty
"Q1"	The three-month period ended March 31	"oz Au"	Ounce of gold	"GORR"	Gross overriding royalty
"H2"	The six-month period ended December 31	"oz Ag"	Ounce of silver	"FH"	Freehold or lessor royalty
"H1"	The six-month period ended June 30	"oz Pt"	Ounce of platinum	"NPI"	Net profits interest
		"oz Pd"	Ounce of palladium	"NRI"	Net royalty interest
Places and currencies		"62% Fe"	62% Fe iron ore fines, dry metric	"WI"	Working interest
"U.S."	United States		tonnes CFR China
"$" or "USD"	United States dollars	"LBMA"	London Bullion Market Association
"C$" or "CAD"	Canadian dollars	"bbl"	Barrel
"R$" or "BRL"	Brazilian reais	"mcf"	Thousand cubic feet
"A$" or "AUD"	Australian dollars	"WTI"	West Texas Intermediate

For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR at www.sedar.com or our Form 40-F filed on EDGAR at www.sec.gov.

2022 First Quarter Management’s Discussion and Analysis	2

Overview

Franco-Nevada is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of royalties and streams by commodity, geography, operator, revenue type and stage of project.

Our Portfolio (at May 4, 2022)
	Precious Metals	Other Mining	Energy	TOTAL
Producing	45	13	55	113
Advanced	35	7	—	42
Exploration	141	82	27	250
TOTAL	221	102	82	405

Our shares are listed on the Toronto and New York stock exchanges under the symbol FNV. An investment in our shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to cost inflation and other operating risks.

Compounded Average Annual Total Returns Since FNV Inception[1, 2, 3]

Franco-Nevada (FNV) - US$ basis
NASDAQ
S&P 500
Gold Bullion ETF
Barclays US Aggregate Bond
GDX (index of mostly gold miners)
-4%
-%
4%
8%
12%
16%
20%

1. FNV Inception - December 20, 2007
2. Compounded annual total returns to April 30, 2022
3. Source: TD Securities; Bloomberg

Strategy

Our tag-line is “Franco-Nevada is the gold investment that works” and we are committed to ensuring it does work, for our shareholders, our operating partners and our communities:

●	We believe that combining lower risk gold investments with a strong balance sheet, progressively growing dividends and exposure to exploration optionality is the right mix to appeal to investors seeking to hedge market instability. Since our Initial Public Offering over 14 years ago, we have increased our dividend annually and our share price has outperformed the gold price and all relevant gold equity benchmarks.
●	We build long-term alignment with our operating partners. This alignment and the natural flexibility of our royalties and streams is an effective financing tool for the cyclical resource sector.
●	We work to be a positive force in all our communities, promoting responsible mining, providing a safe and diverse workplace and contributing to build community support for the operations in which we invest.

Our revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other types of arrangements. We do not operate mines, develop projects or conduct exploration. Franco-Nevada has a free cash flow generating business with limited future capital commitments and management is focused on managing and growing its portfolio of royalties and streams. We recognize the cyclical nature of the industry and have a long-term investment outlook. We maintain a strong balance sheet to minimize financial risk and so that we can make investments during commodity cycle downturns.

2022 First Quarter Management’s Discussion and Analysis	3

The advantages of this business model are:

●	Exposure to commodity price optionality;
●	A perpetual discovery option over large areas of geologically prospective lands;
●	No additional capital requirements other than the initial investment;
●	Limited exposure to cost inflation;
●	A free cash-flow business with limited cash calls;
●	A high-margin business that can generate cash through the entire commodity cycle;
●	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
●	Management that focuses on forward-looking growth opportunities rather than operational or development issues.

Our short-term financial results are primarily tied to the price of commodities and the amount of production from our portfolio of assets. Our attributable production has typically been supplemented by acquisitions of new assets. Over the longer term, our results are impacted by the amount of exploration and development capital available to operators to expand or extend our producing assets or to progress our advanced and exploration assets into production.

The focus of our business is to create exposure to gold and precious metal resource optionality. This principally involves investments in gold mines and providing financing to copper and other base metal mines to obtain exposure to by-product gold, silver and platinum group metals production. We also invest in other metals and energy to expose our shareholders to additional resource optionality. In Q1 2022, 71.7% of our revenue was earned from precious metals and 77.7% was earned from mining assets.

One of the strengths of Franco-Nevada’s business model is that our margins are not generally impacted when producer costs increase. The majority of our interests are royalty and streams with payments/deliveries that are based on production levels with no adjustments for the operator’s operating costs. In Q1 2022, these interests accounted for 91.2% of our revenue. We also have a small number of NPI and NRI royalties which are based on the profit of the underlying operations.

Quarterly Revenue and Gold Equivalent Ounces[1]

Quarterly Revenue Breakdown
(expressed in millions)
$400
$350
$300
$250
$200
$150
$100
$50
$-
$308.9
$347.1
$316.3
$327.7
$338.8
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022

Quarterly GEO Breakdown
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
175,736
192,380
177,578
182,543
178,614
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022

Gold Silver PGM Other Mining Assets Energy

A Note on our GEOs(1)

To provide a more comprehensive measure of the performance of our business, we now include revenue from our Energy assets in the calculation of our GEOs. We believe this approach is useful to our investors to evaluate the full scale of our portfolio. GEOs for comparative periods have been recalculated to conform with the current presentation.

________________________

1

Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. In this MD&A, GEOs for comparative periods have been recalculated to conform with the current presentation. GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on page 10 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three-months ended March 31, 2022 and 2021.

2022 First Quarter Management’s Discussion and Analysis	4

Highlights

Financial Update – Q1 2022 vs Q1 2021

●	178,614 GEOs(1) sold in Q1 2022, an increase of 1.6%;
●	$338.8 million in revenue, an increase of 9.7%;
●	$43.6 million, or $244 per GEO sold, in Cash Costs(2)(3), compared to $40.6 million, or $231 per GEO sold;
●	$286.6 million, or $1.50 per share, of Adjusted EBITDA(2), an increase of 9.1% and 9.5%, respectively;
●	84.6% in Margin(2), compared to 85.0%;
●	$182.0 million, or $0.95 per share, in net income, an increase of 6.1% and 5.6%, respectively;
●	$177.2 million, or $0.93 per share in Adjusted Net Income(2), an increase of 10.1% and 10.7%, respectively;
●	$230.6 million in net cash provided by operating activities, an increase of 2.8%;
●	$722.7 million in cash and cash equivalents as at March 31, 2022 (December 31, 2021 - $539.3 million);
●	$1.7 billion in available capital as at March 31, 2022 (December 31, 2021 - $1.6 billion), comprising cash and cash equivalents and amounts available to borrow under our revolving credit facility.

Corporate Developments

Acquisition of Caserones Royalty – Chile

Subsequent to Q1 2022, on April 14, 2022, we agreed to acquire, through a wholly-owned subsidiary, an effective 0.4582% NSR on JX Nippon Mining & Metals Group’s producing Caserones copper-molybdenum mine located in the Atacama Region of northern Chile for an aggregate purchase price of approximately $37.4 million. Franco-Nevada is entitled to royalty payments in respect of the period commencing January 1, 2022.

In connection with the royalty acquisition, we completed a private placement with EMX Royalty Corporation (“EMX”), acquiring 3,812,121 units of EMX at C$3.30 per unit for total proceeds of $10.0 million (C$12.6 million). Each unit consists of one common share of EMX and one warrant to purchase one common share of EMX over five years at an exercise price of C$4.45. EMX used the proceeds from the private placement to acquire an NSR on the Caserones mine on similar terms as Franco-Nevada.

Acquisition of Additional Castle Mountain Royalty – California, U.S.

Subsequent to Q1 2022, on May 2, 2022, we acquired, through a wholly-owned subsidiary, an existing 2% NSR on gold and silver produced from the Pacific Clay claims, which comprise a portion of the JSLA pit of Equinox Gold Corp.’s Castle Mountain project in San Bernardino County, California, for $6.0 million. When combined with our 2.65% NSR on the broader Castle Mountain land position, we now have an effective 4.65% NSR on the Pacific Clay claims.

Acquisition of U.S. Oil & Gas Royalty Rights with Continental Resources, Inc. – U.S.

Through a wholly-owned subsidiary, we have a strategic relationship with Continental Resources, Inc. (“Continental”) to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights within Continental’s areas of operation. In Q1 2022, Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $1.8 million (Q1 2021 –$1.2 million). As at March 31, 2022, Franco-Nevada’s cumulative investment in the Royalty Acquisition Venture totaled $430.2 million and Franco-Nevada has remaining commitments of up to $89.8 million.

_________________________

1	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. In this MD&A, GEOs for comparative periods have been recalculated to conform with the current presentation. GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on page 10 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three months ended March 31, 2022 and 2021.
2	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Margin, Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP financial measures” section of this MD&A for more information on each non-GAAP financial measure.
3	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. Similarly, the composition of Cash Costs and Cash Costs per GEO has been amended to include costs and GEOs related to Franco-Nevada’s Energy assets. Cash Costs and Cash Costs per GEOs for comparative periods have been recalculated to conform with current presentation.

2022 First Quarter Management’s Discussion and Analysis	5

Significant Portfolio Updates

Additional updates related to our portfolio of assets are available in our News Release issued on May 4, 2022, available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Loan Receivable from Noront Resources Ltd.

We had a loan receivable from Noront Resources Ltd. (“Noront”), which we extended to Noront as part of our acquisition of royalty rights in the Ring of Fire mining district of Ontario, Canada, in April 2015 that had a contractual maturity date of September 30, 2022. Subsequent to Q1 2022, following the change of control due to the acquisition of Noront by Wyloo Metals Pty Ltd. (“Wyloo Metals”) on April 7, 2022, we elected for repayment of the loan and received $42.7 million on May 4, 2022.

Cobre Panama Constitutional Proceedings

In relation to the ongoing constitutional proceedings in connection with Minera Panama SA’s (“MPSA”) mining concession contract, First Quantum Minerals Ltd. (“First Quantum”) reported that, in July 2021, the Government of Panama announced the appointment of a high-level commission of senior government ministers and officials, chaired by the Minister of Commerce, to discuss MPSA’s concession contract. In September 2021, the Supreme Court upheld its ruling in respect of the clarification motions presented by First Quantum to the Court in relation to its Law 9 decision announced in September 2018 and the ruling was gazetted in Q4 2021. First Quantum’s understanding is that the upholding of the unconstitutionality ruling against Law 9 of 1997 does not have retroactive effects, pursuant to article 2573 of the Code of Judicial Proceedings of Panama, therefore the approval of the mining concession contract which occurred in 1997 with the enactment of Law 9, remains unaltered, providing operational continuity as per the status quo. In September 2021, the Ministry of Commerce publicly announced the culmination of the high-level formal discussions with First Quantum on two topics being environmental and labour matters. Subsequently, discussion on the economic and tax aspects was ensued and the Government of Panama presented proposals which were unacceptable to First Quantum. On December 22, 2021, the unconstitutionality ruling was gazetted, after the requests for clarification submitted by MPSA had been deemed inadmissible in July 2021.

During January 2022, the Government of Panama tabled a new proposal, namely that the Government should receive $375 million in benefits per year from Cobre Panama and that the existing revenue royalty payable to the Government will be replaced by a gross profit royalty. The parties continue to finalize the details behind these proposed principles, including the appropriate mechanics that would achieve the desired outcome, the necessary protections to First Quantum’s business for downside copper price impact and production scenarios and ensuring that the new contract and legislation are both durable and sustainable.

Once an agreement is concluded and the full contract is documented, it is expected that newly drafted legislation would be put to the National Assembly. First Quantum noted that it welcomes the transparency of the robust ministerial commission process and it is hopeful that this matter can be concluded shortly.

Franco-Nevada does not expect the current proposal to have a material impact on future deliveries pursuant to our stream agreement.

Dividends

As previously announced, Franco-Nevada’s Board of Directors raised the Company’s quarterly dividend and declared a quarterly dividend of US$0.32 per share payable on March 31, 2022. The increase was effective with the first quarter of the year rather than in the second quarter in prior years. Total dividends in Q1 2022 were $62.2 million, of which $50.1 million was paid in cash and $12.1 million was paid in common shares under our Dividend Reinvestment Plan (“DRIP”).

Credit Facilities

The Company has a $1.0 billion unsecured revolving term credit facility (the “Corporate Revolver”). As at March 31, 2022, there were no amounts borrowed against our revolving credit facility. However, we have posted security in the form of standby letters of credit in the amount of $18.5 million (C$23.1 million) in connection with the audit by the Canada Revenue Agency (“CRA”). These standby letters of credit reduce the available balance under the Corporate Revolver.

Franco-Nevada (Barbados) Corporation’s $100.0 million unsecured revolving credit facility (the “FNBC Revolver”) had a maturity date of March 20, 2022. As we did not renew the FNBC Revolver, the facility expired and is no longer available.

2022 First Quarter Management’s Discussion and Analysis	6

Guidance

The following contains forward-looking statements. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement” and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the United States Securities and Exchange Commission on www.sec.gov. The 2022 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

We remain on track to meet our previously announced 2022 GEO guidance:

	2022 guidance	Q1 2022 actual	Q1 2021 actual
Total GEO sales	680,000 - 740,000	178,614	175,737
Precious Metal GEO sales	510,000 - 550,000	128,627	145,969
1	We expect our streams to contribute between 385,000 and 425,000 of our GEO sales for 2022. For the three months ended March 31, 2022, 96,740 of our GEOs sold were from streams.
2	For our 2022 guidance, when reflecting revenue earned from gold, silver, platinum, palladium, iron ore, oil and gas commodities as GEOs, we assumed the following prices: $1,800/oz Au, $23.00/oz Ag, $1,000/oz Pt, $2,100/oz Pd, $125/tonne Fe 62% CFR China, $85/bbl WTI oil and $3.75/mcf Henry Hub natural gas.
3	Our 2022 guidance does not assume any other acquisitions and does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental as part of our remaining commitment of $89.8 million.

We estimate depletion and depreciation expense in 2022 to be between $270.0 million and $300.0 million. In Q1 2022, depletion expense was $74.6 million.

As of March 31, 2022, our remaining capital commitment to the Royalty Acquisition Venture with Continental is $89.8 million. We anticipate our funding for the full year 2022 to be between $20.0 million and $40.0 million.

Market Overview

The prices of gold and other precious metals are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The price of gold can be volatile and is affected by macroeconomic and industry factors that are beyond our control. Major influences on the gold price include interest rates, fiscal and monetary stimulus, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar and supply and demand for gold.

Commodity price volatility also impacts the number of GEOs when reflecting non-gold commodities as GEOs. Silver, platinum, palladium, iron ore, other mining commodities and oil and gas are reflected as GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold.

The current inflationary environment and ongoing political tensions and uncertainties, including those related to developments in Russia and Ukraine, partly offset by rising interest rates, have generally contributed to increases in commodity prices in Q1 2022. Gold prices increased 4.5%, averaging $1,874/oz in Q1 2022, compared to $1,794/oz in Q1 2021, and ended the quarter at $1,942/oz. Silver prices averaged $24.00/oz in Q1 2022, a decrease of 8.6% compared to $26.26/oz in Q1 2021. Platinum and palladium prices averaged $1,041/oz and $2,423/oz, respectively, in Q1 2022, compared to $1,161/oz and $2,405/oz, respectively, in Q1 2021, a decrease of 10.3% for platinum and a slight increase of 0.7% for palladium.

In Q1 2022, WTI prices averaged $94.29/bbl, a 63.0% increase from Q1 2021. Edmonton Light prices averaged C$117.66/bbl in Q1 2022, up 71.3% compared to Q1 2021. Henry Hub natural gas prices averaged $4.57/mcf in Q1 2022 compared to $2.73/mcf in Q1 2021, up 67.4%. Prices for 62% iron ore fines averaged $142/tonne in Q1 2022 compared to $166/tonne in Q1 2021, a decrease of 14.5%.

2022 First Quarter Management’s Discussion and Analysis	7

Selected Financial Information

	For the three months ended
(in millions, except Average Gold Price, GEOs sold,	March 31,
Margin, per ounce amounts and per share amounts)	2022	2021

Statistical Measures
Average Gold Price	$1,874	$1,794
GEOs sold(1)	178,614	175,737

Statement of Comprehensive Income
Revenue	$338.8	$308.9
Depletion and depreciation	74.6	71.2
Costs of sales	43.6	40.6
Operating income	212.0	191.5
Net income	182.0	171.5
Basic earnings per share	$0.95	$0.90
Diluted earnings per share	$0.95	$0.90

Dividends declared per share	$0.32	$0.26
Dividends declared (including DRIP)	$62.2	$49.9
Weighted average shares outstanding	191.3	191.0

Non-GAAP Measures
Cash Costs(2) (3)	$43.6	$40.6
Cash Costs(2) (3) per GEO sold	$244	$231
Adjusted EBITDA(2)	$286.6	$262.7
Adjusted EBITDA(2) per share	$1.50	$1.37
Margin(2)	84.6%	85.0%
Adjusted Net Income(2)	$177.2	$160.9
Adjusted Net Income(2) per share	$0.93	$0.84

Statement of Cash Flows
Net cash provided by operating activities	$230.6	$224.3
Net cash used in investing activities	$(1.6)	$(178.4)
Net cash used in financing activities	$(47.6)	$(41.9)

	As at	As at
	March 31,	December 31,
(expressed in millions)	2022	2021
Statement of Financial Position
Cash and cash equivalents	$722.7	$539.3
Short-term investments	40.4	39.7
Total assets	6,400.4	6,209.9
Deferred income tax liabilities	145.1	135.4
Total shareholders’ equity	6,205.7	6,025.2
Available Capital	1,704.2	1,621.1

1	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. In this MD&A, GEOs for comparative periods have been recalculated to conform with the current presentation. Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table on page 10 of this MD&A for indicative prices which may be used in the calculations of GEOs for the three months ended March 31, 2022 and 2021.
2	Cash costs, Cash costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Margin, Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP financial measures” section of this MD&A for more information on each non-GAAP financial measure.
3	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. Similarly, the composition of Cash Costs and Cash Costs per GEO has been amended to include costs and GEOs related to Franco-Nevada’s Energy assets. Cash Costs and Cash Costs per GEO for comparative periods have been recalculated to conform with current presentation.

2022 First Quarter Management’s Discussion and Analysis	8

Revenue by Asset

Our portfolio is well-diversified with GEOs and revenue being earned from assets in various jurisdictions, of which 45 are Precious Metal assets. The following table details revenue earned from our various royalty, stream and working interests for the three months ended March 31, 2022 and 2021:

		For the three months ended
(expressed in millions)	Interest and %	March 31,
Property	(Gold unless otherwise indicated)	2022	2021
PRECIOUS METALS
South America
Candelaria	Stream 68% Gold & Silver	$27.4	$20.8
Antapaccay	Stream (indexed) Gold & Silver	28.3	32.6
Antamina	Stream 22.5% Silver	22.0	28.4
Condestable	Stream Gold & Silver, Fixed through 2025 then %	6.0	5.6
Other		1.7	1.5
Central America & Mexico
Cobre Panama	Stream (indexed) Gold & Silver	$56.2	$52.6
Guadalupe-Palmarejo	Stream 50%	23.0	15.5
Other		—	0.1
United States
Stillwater	NSR 5% PGM	$10.0	$14.6
Goldstrike	NSR 2-4%, NPI 2.4-6%	5.2	4.4
Gold Quarry	NSR 7.29%	3.0	7.5
Marigold	NSR 1.75-5%, GR 0.5-4%	1.2	2.3
Bald Mountain	NSR/GR 0.875-5%	(0.4)	3.1
Other		1.8	2.8
Canada
Detour Lake	NSR 2%	$7.0	$4.9
Sudbury	Stream 50% PGM & Gold	4.4	5.6
Hemlo	NSR 3%, NPI 50%	9.4	21.0
Brucejack	NSR 1.2%	1.3	1.7
Kirkland Lake	NSR 1.5-5.5%, NPI 20%	1.3	1.4
Other		2.2	2.4
Rest of World
MWS	Stream 25%	$10.3	$7.3
Sabodala	Stream 6%, Fixed to 105,750 oz	4.4	4.1
Tasiast	NSR 2%	5.0	3.4
Subika (Ahafo)	NSR 2%	3.0	2.2
Karma	Stream 4.875%	1.9	4.4
Duketon	NSR 2%	3.1	3.5
Other		4.1	3.5
		$242.8	$257.2
DIVERSIFIED
Vale	0.264% Iron Ore, 0.367% Copper/Gold, 0.147% Other	$16.8	$—
LIORC	GORR 0.7% Iron Ore, IOC Equity 1.5%(1)	2.5	5.0
Other mining assets		1.1	1.6
United States (Energy)
Marcellus	GORR 1%	$13.3	$7.6
Haynesville	Various Royalty Rates	13.4	7.2
SCOOP/STACK	Various Royalty Rates	13.2	8.3
Permian Basin	Various Royalty Rates	12.0	8.2
Other		0.1	0.1
Canada (Energy)
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$16.4	$9.1
Orion	GORR 4%	4.0	2.4
Other		3.2	2.2
		$96.0	$51.7
Revenue		$338.8	$308.9

1 Interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

2022 First Quarter Management’s Discussion and Analysis	9

Review of Quarterly Financial Performance

The prices of precious metals, iron ore, and oil and gas and production from our assets are the largest factors in determining our profitability and cash flow from operations. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Quarterly average prices and rates		Q1 2022	Q1 2021	Variance
Gold(1)	($/oz)	$1,874	$1,794	4.5%
Silver(1)	($/oz)	24.00	26.26	(8.6)%
Platinum(1)	($/oz)	1,041	1,161	(10.3)%
Palladium(1)	($/oz)	2,423	2,405	0.7%
Iron Ore Fines 62% Fe CFR China	($/tonne)	142	166	(14.5)%

Edmonton Light	(C$/bbl)	117.66	68.68	71.3%
West Texas Intermediate	($/bbl)	94.29	57.84	63.0%
Henry Hub	($/mcf)	4.57	2.73	67.4%

CAD/USD exchange rate(2)		0.7913	0.7899	0.2%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the three months ended March 31, 2022 and 2021 were as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended March 31,	2022	2021	Variance	2022	2021	Variance
Commodity
Gold	99,831	107,005	(7,174)	$187.5	$190.0	$(2.5)
Silver	21,401	27,466	(6,065)	41.1	47.7	(6.6)
PGM	7,395	11,498	(4,103)	14.2	19.5	(5.3)
Precious Metals	128,627	145,969	(17,342)	$242.8	$257.2	$(14.4)
Iron ore	10,493	2,801	7,692	$19.3	$5.0	$14.3
Other mining assets	563	805	(242)	1.1	1.6	(0.5)
Oil	20,176	14,926	5,250	39.0	26.0	13.0
Gas	15,142	8,477	6,665	29.5	14.4	15.1
NGL	3,613	2,759	854	7.1	4.7	2.4
Diversified	49,987	29,768	20,219	$96.0	$51.7	$44.3
	178,614	175,737	2,877	$338.8	$308.9	$29.9
Geography
South America	54,117	51,049	3,068	$102.2	$88.9	$13.3
Central America & Mexico	41,663	38,388	3,275	79.2	68.2	11.0
United States	37,914	37,960	(46)	73.1	66.3	6.8
Canada	27,513	31,764	(4,251)	51.7	55.7	(4.0)
Rest of World	17,407	16,576	831	32.6	29.8	2.8
	178,614	175,737	2,877	$338.8	$308.9	$29.9
Type
Revenue-based royalties	64,110	53,496	10,614	$121.3	$94.1	$27.2
Streams	96,740	101,083	(4,343)	184.0	176.9	7.1
Profit-based royalties	13,248	16,031	(2,783)	24.9	28.7	(3.8)
Other	4,516	5,127	(611)	8.6	9.2	(0.6)
	178,614	175,737	2,877	$338.8	$308.9	$29.9
1	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. GEOs for comparative periods have been recalculated to conform with the current presentation. Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

2022 First Quarter Management’s Discussion and Analysis	10

We earned $338.8 million in revenue in Q1 2022, up 9.7% from Q1 2021. The growth in our revenue was primarily driven by higher realized oil and gas prices from our Energy assets and the addition of revenue from our Vale Royalty which was acquired in April 2021. These more than offset the decrease in our revenue from Precious Metal assets, and resulted in 71.7% of our revenue being sourced from Precious Metal assets, down from 83.3% in Q1 2021. Geographically, we remain heavily invested in the Americas, with 90.4% of our revenue in each of Q1 2022 and Q1 2021.

Quarterly Revenue by Commodity and Geography – Q1 2021 to Q1 2022

(US$ millions)

Revenue by Commodity
Gold
$187.5
$190.0
Silver
$41.1
$47.7
PGM
$14.2
$19.5
Other Mining Assets
$20.4
$6.6
Energy
$75.6
$45.1
$-
$50
$100
$150
$200
Revenue by Geography
South America
$102.2
$88.9
Central America & Mexico
$79.2
$68.2
United States & Canada
$124.8
$122.0
Rest of World
$32.6
$29.8
$-
$50
$100
$150
$200
Q1 2022
Q1 2021

We sold 178,614 GEOs in Q1 2022 compared to 175,737 GEOs in Q1 2021. A comparison of our sources of GEOs in Q1 2022 to Q1 2021 is shown below:

2022 First Quarter Management’s Discussion and Analysis	11

Precious Metals

Our Precious Metal assets contributed 128,627 GEOs in Q1 2022, compared to 145,969 GEOs in Q1 2021. The decrease is primarily due to the following:

●	Hemlo – Revenue from Hemlo was significantly lower than in Q1 2021, with 5,301 GEOs in Q1 2022 compared to 11,675 GEOs in Q1 2021, reflecting a decrease in production from ground where Franco-Nevada has royalty interests and higher operating costs which affected royalties under the NPI. Underground activity is expected to improve over the course of the year.
●	Antamina – We sold 11,330 GEOs from our Antamina silver stream, compared to 16,552 GEOs in Q1 2021. In the prior year period, we benefited from particularly strong silver production as well as a more favourable GEO conversion ratio.
●	Antapaccay – We sold 15,061 GEOs from our Antapaccay stream, compared to 18,498 in Q1 2021. Deliveries have been lower than in the prior year period due to anticipated lower than normal grades in Q1 2022, as well as lower recoveries reflecting a temporarily elevated strip ratio.
●	Bald Mountain – An adjustment was recorded in Q1 2022 in relation to over-accrued revenue from prior periods.

The above decreases were partly offset by the following:

●	Guadalupe-Palmarejo – We sold 12,168 GEOs from our Guadalupe-Palmarejo stream in Q1 2022, compared to 8,738 GEOs in Q1 2021 due to higher production from property covered by the stream and higher mill throughput.
●	Candelaria – We sold 14,534 GEOs in Q1 2022 from our Candelaria stream, compared to 11,881 GEOs in Q1 2021. Copper and gold production were higher than the prior year quarter primarily due to better grades. Deliveries in the comparative period were relatively low due to the timing of shipments.

Diversified

Our Diversified assets generated $96.0 million in revenue, up from $51.7 million in Q1 2021, primarily comprising our Iron Ore and Energy interests. Our Iron Ore assets generated $19.3 million in Q1 2022, compared to $5.0 million in Q1 2021. Our Energy interests contributed $75.6 million in revenue in Q1 2022, compared to $45.1 million in Q1 2021. When converted to GEOs, Diversified assets contributed 49,987 GEOs, up from 29,768 GEOs in Q1 2021. In Q1 2022, GEOs from our Energy assets benefited from a more favourable GEO conversion ratio than in Q1 2021, while GEOs from our Iron Ore assets were negatively impacted by a less favourable GEO conversion ratio.

Other Mining

●	Vale Royalty – We recorded $16.8 million in revenue from our Vale Royalty. Revenue recorded in Q1 2022 included $4.5 million of royalty payments related to the H2 2021 production period, reflecting retroactive volume adjustments and higher realized prices. As the royalty was acquired in April 2021, there is no revenue in the comparative period.
●	LIORC – Labrador Iron Ore Royalty Corporation (“LIORC”) contributed $2.5 million in revenue in Q1 2022, compared to $5.0 million in Q1 2021. LIORC declared a cash dividend of C$0.50 per common share, compared to C$1.00 per common share in Q1 2021, reflecting lower iron ore prices. Iron Ore Company of Canada (“IOC”) reported higher than historical levels of capital expenditures in order to maintain and upgrade existing infrastructure at the Carol Lake mine.

Energy

●	Marcellus – Revenue from the Marcellus asset was $13.3 million in Q1 2022 compared to $7.6 million in Q1 2021. Production was relatively consistent compared to the prior-year period, but revenues benefited from significantly higher NGL and natural gas prices.
●	Haynesville – Revenue from the Haynesville asset was $13.4 million in Q1 2022, compared to $7.2 million in Q1 2021, as the asset is benefiting from current high natural gas prices.
●	SCOOP/STACK – Royalties from the SCOOP/STACK generated $13.2 million in Q1 2022 compared to $8.3 million, reflecting a slight increase in production from our royalties acquired through the Royalty Acquisition Venture with Continental, as well as higher prices.
●	Permian – Royalties from the Permian basin contributed $12.0 million in Q1 2022 compared to $8.2 million in Q1 2021. The increase in revenue in the current period reflects higher realized prices, while volumes were relatively consistent with those produced in the prior year period.
●	Weyburn – Revenue from the Weyburn Unit was $16.4 million in Q1 2022 compared to $9.1 million in Q1 2021, reflecting the increase in commodity prices and the operating leverage of our NRI.

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the three months ended March 31,
(expressed in millions)	2022	2021	Variance
Costs of stream sales	$40.0	$37.1	$2.9
Mineral production taxes	0.5	0.6	(0.1)
Mining costs of sales	$40.5	$37.7	$2.8
Energy costs of sales	3.1	2.9	0.2
	$43.6	$40.6	$3.0

2022 First Quarter Management’s Discussion and Analysis	12

Costs of stream sales were slightly higher compared to Q1 2021. While we sold fewer GEOs from our stream interests in Q1 2022 compared to Q1 2021, costs of sales increased as we earned a larger proportion of our GEOs from streams which carry a higher cost per ounce. A comparison of our costs of sales incurred in Q1 2022 to Q1 2021 is shown below:

Cost of Sales Reconciliation – Q1 2021 to Q1 2022

(US$ millions)
COS - Q1 2021
$40.6
Antapaccay
-$0.9
Karma
-$0.5
Sudbury
-$0.5
Antamina
-$0.4
Other, net
-$0.3
Midland
+ $0.5
Cobre Panama
+ $0.5
MWS
+ $0.7
Candelaria
+ $1.2
Guadalupe-Palmarejo
+ $2.7
COS - Q1 2022
$43.6

Depletion and Depreciation

Depletion and depreciation expense totaled $74.6 million in Q1 2022, compared to $71.2 million in Q1 2021, reflecting the increase in GEOs sold. We also sold a higher proportion of GEOs from assets which carry a relatively higher depletion rate per GEO. A comparison of our depletion expense incurred in Q1 2022 to Q1 2021 is shown below:

Depletion Reconciliation – Q1 2021 to Q1 2022

(US$ millions)
Depletion - Q1 2021
$71.2
Antapaccay
-$4.0
Antamina
-$1.4
Gold Quarry
-$1.2
Other, net
+ $0.3
MWS
+ $0.8
Continental
+ $0.8
Candelaria
+ $1.2
Haynesville
+ $1.9
Marcellus
+ $2.0
Vale
+ $3.0
Depletion - Q1 2022
$74.6

2022 First Quarter Management’s Discussion and Analysis	13

Income Taxes

Income tax expense was $36.0 million in Q1 2022, compared to $19.8 million in Q1 2021, comprised of a current income tax expense of $29.0 million (Q1 2021 – $22.1 million) and a deferred income tax expense of $7.0 million (Q1 2021 – a deferred tax recovery of $2.3 million). The deferred income tax recovery recorded in the prior year period was in relation to the extension of the life of mine of the McCreedy west mine, which resulted in the recognition of previously unrecognized deferred tax assets.

Net Income

Net income for Q1 2022 was $182.0 million, or $0.95 per share, compared to $171.5 million, or $0.90 per share, in Q1 2021. The increase in net income is primarily attributable to increased revenue, largely offset by higher income tax and depletion expenses. Adjusted Net Income, which adjusts for impairment charges and reversals, foreign exchange gains and losses and other income and expenses, among other items, was $177.2 million, or $0.93 per share, compared to $160.9 million, or $0.84 per share, earned in Q1 2021. While revenue and GEOs earned in the current period were higher than in Q1 2021, the benefit was offset by higher depletion expense, share-based compensation expense and income tax expense.

General and Administrative and Share-Based Compensation Expenses

The following table provides a breakdown of general and administrative expenses and share-based compensation expenses incurred for the periods presented:

	For the three months ended March 31,
(expressed in millions)	2022	2021	Variance
Salaries and benefits	$2.3	$2.1	$0.2
Professional fees	1.5	0.6	0.9
Office costs	0.1	0.1	—
Board of Directors' costs	0.1	—	0.1
Other	1.6	1.4	0.2
General and administrative expenses	$5.6	$4.2	$1.4
Share-based compensation expenses	4.3	2.0	2.3
	9.9	6.2	3.7

General and administrative and share-based compensation expenses represented 2.9% of our revenue, up from 2.0% in Q1 2021. Our general and administrative expenses, which include business development costs, vary depending upon the level of business development related activity and the timing of completing transactions.

Share-based compensation expenses include the amortization expense of equity-settled stock options and restricted share units, as well as the gain or loss on the mark-to-market value of the deferred share units (“DSUs”) granted to the directors of Franco-Nevada. Share-based compensation was higher in Q1 2022 than in Q1 2021 owing to the share price appreciation during the quarter, which resulted in a higher mark-to-market on the DSU liability.

Other Income and Expenses

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the three months ended March 31,
(expressed in millions)	2022	2021	Variance
Foreign exchange (loss) gain	$6.2	$(0.1)	$6.3
Mark-to-market (loss) gain on warrants	—	—	—
	$6.2	$(0.1)	$6.3

The parent company’s functional currency is the Canadian dollar, while the functional currency of certain subsidiaries is the U.S. dollar. Under IFRS, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. In Q1 2022, the foreign exchange gain is primarily related to a receivable from our Vale Royalty for the H2 2021 and Q1 2022 periods. The receivable is denominated in Brazilian reais and resulted in a foreign exchange gain when converted to the Canadian dollar as at March 31, 2022.

2022 First Quarter Management’s Discussion and Analysis	14

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended March 31,
(expressed in millions)	2022	2021	Variance
Finance income
Interest	$0.7	$0.7	$—
	$0.7	$0.7	$—
Finance expenses
Standby charges	$0.6	$0.6	$—
Amortization of debt issue costs	0.3	0.2	0.1
	$0.9	$0.8	$0.1

Finance income is earned on our cash and cash equivalents and interest income on the Noront loan receivable. Interest income from the Noront loan receivable was $0.7 million for Q1 2022.

In Q1 2022, finance expenses consisted of standby charges, which represent the costs of maintaining our credit facilities based on the undrawn amounts and the amortization of costs incurred with respect to the initial set-up or subsequent amendments of our credit facilities.

Summary of Quarterly Information

Selected quarterly financial and statistical information for the most recent eight quarters(1) is set out below:

(in millions, except Average Gold Price, Margin, GEOs, per GEO amounts and	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
per share amounts)	2022	2021	2021	2021	2021	2020	2020	2020
Revenue	$338.8	$327.7	$316.3	$347.1	$308.9	$304.5	$279.8	$195.4
Costs and expenses(2)	126.8	60.6	119.5	141.8	117.4	108.7	101.5	89.6
Operating income	212.0	267.1	196.8	205.3	191.5	195.8	178.3	105.8
Other income (expenses)	6.0	(1.5)	(0.6)	(0.6)	(0.2)	2.4	0.8	0.1
Income tax expense	36.0	44.7	30.2	29.4	19.8	21.5	25.2	11.5
Net income	182.0	220.9	166.0	175.3	171.5	176.7	153.9	94.4
Basic earnings per share	$0.95	$1.16	$0.87	$0.92	$0.90	$0.93	$0.81	$0.50
Diluted earnings per share	$0.95	$1.15	$0.87	$0.92	$0.90	$0.92	$0.81	$0.50
Net cash provided by operating activities	$230.6	$279.0	$206.9	$245.2	$224.3	$246.3	$212.2	$150.2
Net cash used in investing activities	(1.6)	(36.4)	(7.1)	(543.1)	(178.4)	(137.9)	(117.6)	(19.0)
Net cash (used in) provided by financing activities	(47.6)	(46.1)	(47.3)	(44.9)	(41.9)	(39.7)	(9.4)	34.8
Average Gold Price(3)	$1,874	$1,795	$1,789	$1,816	$1,794	$1,873	$1,911	$1,711
GEOs sold(4)	178,614	182,543	177,578	192,379	175,737	162,533	146,578	112,730
Cash Costs(5) (6)	$43.6	$48.4	$42.0	$47.3	$40.6	$46.7	$40.5	$28.0
Cash Costs(5) (6) per GEO sold	$244	$265	$237	$246	$231	$287	$276	$248
Adjusted EBITDA(5)	$286.6	$269.8	$269.8	$290.0	$262.7	$253.7	$235.1	$158.1
Adjusted EBITDA(5) per share	$1.50	$1.41	$1.41	$1.52	$1.37	$1.33	$1.23	$0.83
Margin(5)	84.6%	82.3%	85.3%	83.5%	85.0%	83.3%	84.0%	80.9%
Adjusted Net Income(5)	$177.2	$163.7	$165.6	$182.6	$160.9	$163.0	$152.3	$91.8
Adjusted Net Income(5) per share	$0.93	$0.86	$0.87	$0.96	$0.84	$0.85	$0.80	$0.48
1	Sum of the quarters may not add up to yearly total due to rounding.
2	Includes impairment (reversals) and charges on royalty, stream and working interests of $(75.5) million in Q4 2021, $7.5 million in Q2 2021 and $(9.6) million in Q4 2020.
3	Based on LBMA Gold Price PM Fix.
4	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. In this MD&A, GEOs for comparative periods have been recalculated to conform with the current presentation. GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSR and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on page 10 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three months ended March 31, 2022 and 2021.
5	Cash Costs, Cash Costs per GEOs, Adjusted EBITDA, Adjusted EBITDA per share, Margin, Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Starting in Q4 2021, production and revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. GEOs for comparative periods have been recalculated to conform with the current presentation. Similarly, the composition of Cash Costs and Cash Costs per GEOs has been amended to include production costs from Franco-Nevada’s Energy assets, and Cash Costs and Cash Costs per GEOs for comparative periods have been recalculated to conform with current presentation. Refer to the “Non-GAAP financial measures” section of this MD&A for more information on each non-GAAP financial measure.
6	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. Similarly, the composition of Cash Costs and Cash Costs per GEO has been amended to include costs and GEOs related to Franco-Nevada’s Energy assets. Cash Costs and Cash Costs per GEO for comparative periods have been recalculated to conform with current presentation.

2022 First Quarter Management’s Discussion and Analysis	15

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

	At March 31,	At December 31,
(expressed in millions, except debt to equity ratio)	2022	2021
Cash and cash equivalents	$722.7	$539.3

Current assets	949.6	751.4
Non-current assets	5,450.8	5,458.5
Total assets	$6,400.4	$6,209.9

Current liabilities	43.7	43.2
Non-current liabilities	151.0	141.5
Total liabilities	$194.7	$184.7

Total shareholders’ equity	$6,205.7	$6,025.2

Total common shares outstanding	191.5	191.3
Capital management measures
Available capital	$1,704.2	$1,621.2
Debt-to-equity	—	—

Assets

Total assets were $6,400.4 million at March 31, 2022 compared to $6,209.9 million at December 31, 2021. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, and equity investments, while our current assets are primarily comprised of cash and cash equivalents, accounts receivable and loan receivable. The increase in current assets compared to December 31, 2021 primarily reflects our higher cash and accounts receivable balances, partly offset by a decrease in our royalty, stream and working interest due to depletion.

Liabilities

Total liabilities increased relative to December 31, 2021, reflecting higher deferred income taxes. Total liabilities as at March 31, 2022 are primarily comprised of $36.8 million of accounts payable and accrued liabilities, $6.9 million of current income tax liabilities, and $145.1 million of deferred income tax liabilities.

Shareholders’ Equity

Shareholders’ equity increased by $180.5 million compared to December 31, 2021, reflecting net income of $182.0 million, a gain on the fair value of investments, net of tax of $19.7 million, a gain of $22.2 million in currency translation adjustments, and dividends of $62.2 million in Q1 2022. Of those dividends, $12.1 million were settled through the issuance of common shares pursuant to the DRIP.

Liquidity and Capital Resources

Cash flow for the three months ended March 31, 2022 and 2021 was as follows:

	For the three months ended
	March 31,
(expressed in millions)	2022	2021
Net cash provided by operating activities	$230.6	$224.3
Net cash used in investing activities	(1.6)	(178.4)
Net cash used in financing activities	(47.6)	(41.9)
Effect of exchange rate changes on cash and cash equivalents	2.0	0.3
Net change in cash and cash equivalents	$183.4	$4.3

Operating Cash Flow

Net cash provided by operating activities was $230.6 million in Q1 2022 (Q1 2021 – $224.3 million). Operating cash flow in Q1 2022 was higher than in the same period in 2021 due to the increase in our GEOs and revenue. Also reflected in operating cash flow are cash flows related to gold bullion we received as settlement for certain of our royalties. In Q1 2022, we sold a larger portion of our gold bullion balance than in Q1 2021. These operating cash inflows were partly offset by higher non-cash working capital.

2022 First Quarter Management’s Discussion and Analysis	16

Investing Activities

Net cash used in investing activities was $1.6 million in Q1 2022 (Q1 2021 – $178.4 million), and consisted of the funding of our share of royalty acquisitions through the Royalty Acquisition Venture with Continental. Comparatively, investing activities in Q1 2021 consisted of the acquisition of the Condestable stream for $165.0 million, the Séguéla royalty for $15.2 million (A$20.0 million), and the funding of $10.8 million for royalty acquisitions through the Royalty Acquisition Venture.

Financing Activities

For Q1 2022, net cash used by financing activities was $47.6 million (Q1 2021 – $41.9 million), reflecting the payment of dividends. In Q1 2022, we also received $2.5 million in proceeds from the exercise of stock options.

Capital Resources

Our cash and cash equivalents totaled $722.7 million as at March 31, 2022 (December 31, 2021 – $539.3 million). In addition, we held investments and a loan receivable of $301.0 million as at March 31, 2022 (December 31, 2021 – $275.6 million), of which $255.6 million was held in publicly-traded equity instruments (December 31, 2021 – $231.0 million). Of the $255.6 million held in publicly-traded equity instruments, $212.9 million relate to our holdings of LIORC (December 31, 2021 – $187.4 million). The loan receivable of $40.4 million due from Noront has a maturity date of September 30, 2022, but is repayable upon a change of control at Franco-Nevada’s discretion. Subsequent to Q1 2022, following the acquisition of Noront by Wyloo Metals on April 7, 2022, we elected for repayment and received $42.7 million on May 4, 2022.

As at the date of this MD&A, we have one revolving credit facility available. The Corporate Revolver is a $1.0 billion unsecured, revolving credit facility with a term maturing July 9, 2025. Advances under the Corporate Revolver bear interest depending upon the currency of the advance and Franco-Nevada’s leverage ratio. Funds are generally drawn using LIBOR 30-day rates plus 100 basis points. As at March 31, 2022, while we have no amounts outstanding against the Corporate Revolver, we have two standby letters of credit in the amount of $18.5 million (C$23.1 million) in relation to the audit by the CRA, as referenced in the “Contingencies” section of this MD&A. These standby letters of credit reduce the available balance under the Corporate Revolver. As at May 4, 2022, we have a total of $981.5 million available under the Corporate Revolver.

Prior to March 31, 2022, we also had the FNBC Revolver, a $100 million unsecured, revolving credit facility. The FNBC Revolver had a maturity date of March 20, 2022. As we did not renew the FNBC Revolver, the facility is no longer available.

Management’s objectives when managing capital are:

(a)	when capital is not being used for long-term investments, ensure its preservation and availability by investing in low-risk investments with high liquidity; and
(b)	to ensure that adequate levels of capital are maintained to meet Franco-Nevada’s operating requirements and other current liabilities.

As at March 31, 2022, the majority of funds were held in cash deposits with several financial institutions. We invest our excess funds in term deposits. Certain investments with maturities upon acquisition of 3 months, or 92 days or less, were classified as term deposits within cash and cash equivalents on the statement of financial position.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars. The effect of volatility in these currencies against the U.S. dollar impacts our general and administrative expenses and depletion of our royalty, stream and working interests incurred in our Canadian and Australian entities due to their respective functional currencies. During Q1 2022, the Canadian dollar traded in a range of $0.7772 to $0.8019, ending at $0.8003, and the Australian dollar traded between $0.6988 and $0.7515, ending at $0.7490.

Our near-term cash requirements include our funding commitments towards the Royalty Acquisition Venture with Continental, commitments for contingent payments under various royalty purchase agreements, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues. As a royalty and stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties or streams and capital commitments for our working interests. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities, or the use of our credit facility. We believe that our current cash resources, available credit facility, and future cash flows will be sufficient to cover the costs of our commitments, operating and administrative expenses, and dividend payments for the foreseeable future.

2022 First Quarter Management’s Discussion and Analysis	17

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metal agreements as at March 31, 2022:

	Attributable payable
	production to be purchased					Per ounce cash payment (1),(2)					Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	agreement(3)		contract
Antamina	0%		22.5	% (4)	0%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	0%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	0%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	0%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	0%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Condestable	—	% (19)	—	% (20)	0%	20	% (21)	20	% (22)	n/a	40 years		8-Mar-21
Karma	4.875	% (23)	0%		0%	20	% (24)	n/a		n/a	40 years		11-Aug-14
Guadalupe-Palmarejo	50%		0%		0%	$800		n/a		n/a	40 years		2-Oct-14
Sabodala	—	% (25)	0%		0%	20	% (26)	n/a		n/a	40 years		25-Sep-20
MWS	25%		0%		0%	$400		n/a		n/a	40 years	(27)	2-Mar-12
Cooke 4	7%		0%		0%	$400		n/a		n/a	40 years		5-Nov-09
Sudbury(28)	50%		0%		50%	$400		n/a		$400	40 years		15-Jul-08

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, and Sabodala.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.
12	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.
13	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.
14	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce.
15	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.
16	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.
17	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.
18	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
19	Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 25% of the gold in concentrate.
20	Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 25% of the silver in concentrate.
21	Purchase price is 20% of the spot price of gold at the time of delivery.
22	Purchase price is 20% of the spot price of silver at the time of delivery.
23	Gold deliveries were fixed until February 28, 2021. Thereafter, percentage is 4.875%.
24	Purchase price is 20% of the average gold price at the time of delivery.
25	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
26	Purchase price is 20% of prevailing market price at the time of delivery.
27	Agreement is capped at 312,500 ounces of gold.
28	Franco-Nevada is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.

2022 First Quarter Management’s Discussion and Analysis	18

Capital Commitments

As described in the Corporate Developments section above, Franco-Nevada has a strategic relationship with a subsidiary of Continental to jointly acquire royalty rights through the Royalty Acquisition Venture. As at March 31, 2022, Franco-Nevada has remaining commitments of $89.8 million, subject to the achievement of agreed upon development thresholds.

We also have commitments of $12.5 million for contingent payments in relation to our Rosemont/Copper World royalty, and $8.0 million for contingent payments in relation to our Rio Baker (Salares Norte) royalty.

Contingencies

Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada for the 2012-2017 taxation years.

During the quarter, the Company posted security in the form of cash in the amount of $23.2 million (C$29.0 million) for 50% of the reassessed amounts from the Notice of Reassessment for the 2016 taxation year in relation to the Mexico Transfer Pricing matters and the Notices of Reassessment for the 2016 and 2017 taxation years in relation to the Barbados Transfer Pricing matters, as further detailed in Note 21 (b) and Note 21 (c) of the financial statements, respectively. The company has filed formal Notices of Objection against these reassessments. Subsequent to quarter-end, on April 1, 2022, the Company received a Notice of Reassessment for the 2017 taxation year in relation to the Canadian Domestic Tax matters, as further detailed in Note 21 (a) of the financial statements.

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no liabilities have been recorded in the financial statements of the Company for the Reassessments (as defined below), or for any potential tax exposure that may arise in respect of these matters. The Company does not believe that the Reassessments are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

2022 First Quarter Management’s Discussion and Analysis	19

The following table provides a summary of the various CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Exposure for Tax, Interest and Penalties (in millions)
Canadian Domestic Tax Matters	Upfront payment made in connection with precious metal stream agreements should be deducted for income tax purposes in a similar manner to how such amount is expensed for financial statement purposes.	2014, 2015, 2016, 2017

For 2014-2017:

Tax: $15.9 (C$19.9)

Interest and other penalties: $4.2 (C$5.3)

If CRA were to reassess the 2018-2021 taxation years on the same basis:

Tax: $35.3 (C$44.2)

Interest and other penalties: $2.9 (C$3.6)

Transfer Pricing (Mexico)

Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income earned by the Company’s Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.

2013, 2014, 2015, 2016

For 2013-2016:

Tax: $24.0 (C$29.9)

Transfer pricing penalties: $8.3 (C$10.3) for 2013-2015; $1.4 (C$1.7) for 2016 under review

Interest and other penalties: $10.7 (C$13.4)

The amounts set forth above do not include any potential relief under the Canada-Mexico tax treaty.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments for this issue are expected for subsequent years.

Transfer Pricing (Barbados)

Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income relating to certain precious metal streams earned by the Company’s Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.

2014, 2015, 2016, 2017

For 2014-2017:

Tax: $37.3 (C$46.6)

Transfer pricing penalties: $2.0 (C$2.5) for 2014-2015; $12.1 (C$15.1) for 2016-2017 under review

Interest and other penalties: $11.2 (C$14.1)

If CRA were to reassess the 2018-2021 taxation years on the same basis:

Tax: $171.8 (C$214.7)

Transfer pricing penalties: $64.8 (C$81.0)

Interest and other penalties: $14.1 (C$17.6)

FAPI (Barbados)

The FAPI provisions in the Act (as defined below) apply such that a majority of the income relating to precious metal streams earned by the Company’s Barbadian subsidiary, in 2012 and 2013, should be included in the income of the Company and subject to tax in Canada.

		2012, 2013	For 2012-2013: Tax: $6.1 (C$7.7) Interest and other penalties: $3.0 (C$3.8) Based on CRA’s proposal letter, no reassessments for this issue for years after 2013 are expected.
a)	Canadian Domestic Tax Matters (2014-2017)

In October 2019, certain wholly-owned Canadian subsidiaries of the Company received Notices of Reassessment for the 2014 and 2015 taxation years (the “2014 and 2015 Domestic Reassessments”) in which the CRA increased income by adjusting the timing of the deduction of the upfront payments which were made in connection with precious metal stream agreements. The CRA’s position is that the upfront payment should be deducted for income tax purposes in a similar manner to how such upfront payment is expensed for financial statement purposes. Consequently, the CRA’s position results in a slower deduction of the upfront payment and an acceleration of the payment of Canadian taxes. This results in the Company being subject to an incremental payment of Federal and provincial income taxes for these years of $1.1 million (C$1.4 million) (after applying available non-capital losses and other deductions) plus estimated interest (calculated to March 31, 2022) and other penalties of $0.2 million (C$0.3 million). The Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Domestic Reassessments, posted security in cash for 50% of the reassessed amounts, as referenced in Note 8 of the financial statements, and has commenced an appeal in the Tax Court of Canada with respect to these reassessments.

On September 14, 2021, the Company received a Notice of Reassessment for the 2016 taxation year (the “2016 Domestic Reassessment”) on the same basis as the 2014 and 2015 Domestic Reassessments, resulting in an incremental payment of Federal and provincial income taxes of $8.0 million (C$10.0 million) (after applying available non-capital losses and other deductions) plus interest (calculated to March 31, 2022) and applicable penalties of $2.2 million (C$2.8 million). The Company has filed a formal Notice of Objection with the CRA against the 2016 Domestic Reassessment and has posted security in cash for 50% of the reassessed amounts, as referenced in Note 8 of the financial statements.

2022 First Quarter Management’s Discussion and Analysis	20

Subsequent to quarter-end, on April 1, 2022, the Company received a Notice of Reassessment for the 2017 taxation year (the “2017 Domestic Reassessment” and, collectively with the 2016 Domestic Reassessment and the 2014 and 2015 Domestic Reassessments, the “Domestic Reassessments”) on the same basis as the 2014 and 2015 Domestic Reassessments, resulting in an incremental payment of Federal and provincial income taxes of $6.8 million (C$8.5 million) (after applying available non-capital losses and other deductions) plus interest (calculated to March 31, 2022) and applicable penalties of $1.8 million (C$2.3 million). The Company intends to file a formal Notice of Objection with the CRA against the 2017 Domestic Reassessment and post security for 50% of the reassessed amounts.

If the CRA were to reassess the particular Canadian subsidiaries for taxation years 2018 through 2021 on the same basis, the Company estimates that it would be subject to an incremental payment of Canadian tax (after applying available non-capital losses and other deductions) of approximately $35.3 million (C$44.2 million) plus interest (calculated to March 31, 2022) and other penalties of approximately $2.9 million (C$3.6 million).

b)	Mexico (2013-2016)

In December 2018 and December 2019, the Company received Notices of Reassessment from the CRA for the 2013 taxation year (the “2013 Reassessment”) and for the 2014 and 2015 taxation years (the “2014 and 2015 Reassessments”, collectively with the 2013 Reassessment, the “2013-2015 Reassessments”) in relation to its Mexican subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”) and asserts that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013-2015 Reassessments result in additional Federal and provincial income taxes of $20.3 million (C$25.3 million) plus estimated interest (calculated to March 31, 2022) and other penalties of $9.6 million (C$12.0 million) but before any relief under the Canada-Mexico tax treaty. The Company has filed formal Notices of Objection with the CRA against the 2013-2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 9 (a) of the financial statements.

In December 2020, the CRA issued revised 2013-2015 Reassessments to include transfer pricing penalties of $8.3 million (C$10.3 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 8 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2013-2015 Reassessments.

On December 21, 2021, the Company received a Notice of Reassessment for the 2016 taxation year (the “2016 Reassessment”) on the same basis as the 2013-2015 Reassessments, resulting in additional Federal and provincial income taxes of $3.7 million (C$4.6 million) plus estimated interest (calculated to March 31, 2022) and other penalties of $1.1 million (C$1.4 million) but before any relief under the Canada-Mexico tax treaty. The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments are expected for subsequent years.

The 2016 Reassessment did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amount would be approximately $1.4 million (C$1.7 million). The Company has filed a formal Notice of Objection with the CRA against the 2016 Reassessment and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 8 of the financial statements.

For taxation years 2013 through 2016, the Company’s Mexican subsidiary paid a total of $34.1 million (490.3 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

c)	Barbados (2014-2017)

The 2014 and 2015 Reassessments also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $5.4 million (C$6.7 million) plus estimated interest (calculated to March 31, 2022) and other penalties of $2.3 million (C$2.9 million). As noted previously, the Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 9 (a) of the financial statements.

As noted above, in December 2020, the CRA issued revised 2014 and 2015 Reassessments to include transfer pricing penalties of $2.0 million (C$2.5 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 8 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2014-2015 Reassessments.

On December 21, 2021, the Company received the 2016 Reassessment as well as a Notice of Reassessment for the 2017 taxation year (the “2017 Reassessment”, collectively with the 2016 Reassessment, the “2016 and 2017 Reassessments”) that reassess the Company in relation to its Barbadian subsidiary on the same basis as the 2014 and 2015 Reassessments, resulting in additional Federal and provincial income taxes of $31.9 million (C$39.8 million) plus estimated interest (calculated to March 31, 2022) and other penalties of $8.9 million (C$11.1 million). The 2016 and 2017 Reassessments did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amounts would be approximately $12.1 million (C$15.1 million). The Company has filed formal Notices of Objection with the CRA against the 2016 and 2017 Reassessments and has

2022 First Quarter Management’s Discussion and Analysis	21

posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 8 of the financial statements.

If the CRA were to reassess the Company for taxation years 2018 through 2021 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $171.8 million (C$214.7 million), transfer pricing penalties of approximately $64.8 million (C$81.0 million) plus interest (calculated to March 31, 2022) and other penalties of approximately $14.1 million (C$17.6 million).

d)	Barbados (2012-2013)

In August 2020, the Company received Notices of Reassessment for the 2012 and 2013 taxation years (the “FAPI Reassessments” and, collectively with the Domestic Reassessments, the 2013 Reassessment, the 2014 and 2015 Reassessments, and the 2016 and 2017 Reassessments, the “Reassessments”) in relation to its Barbadian subsidiary. The FAPI Reassessments assert that a majority of the income relating to precious metal streams earned by the Barbadian subsidiary, in those years, should have been included in the income of its Canadian parent company and subject to tax in Canada as Foreign Accrual Property Income (“FAPI”). The CRA has noted that its position may not extend beyond the 2013 taxation year. The FAPI Reassessments result in additional Federal and provincial income taxes of $6.1 million (C$7.7 million) plus estimated interest (calculated to March 31, 2022) and other penalties of $3.0 million (C$3.8 million). The Company has filed formal Notices of Objection with the CRA against the FAPI Reassessments, has posted security in cash for 50% of the reassessed amounts, as referenced in Note 8 of the financial statements, and has commenced an appeal in the Tax Court of Canada with respect to these reassessments.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our significant accounting policies and estimates are disclosed in Note 3 of our 2021 audited consolidated financial statements.

New and Amended Accounting Standards

Certain new accounting standards and interpretations have been published that are currently effective requirements or forthcoming requirements. These standards are not expected to have a material impact on the Company’s current or future reporting periods.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR at www.sedar.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of May 4, 2022, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	191,481,722
Issuable upon exercise of Franco-Nevada options(1)	743,555
Issuable upon vesting of Franco-Nevada RSUs	98,894
Diluted common shares	192,324,171
1	There were 743,555 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$40.87 to C$171.33 per share.

During the three months ended March 31, 2022, we did not issue any common shares under our at-the-market equity program (the “ATM Program”). We also have not issued any preferred shares.

2022 First Quarter Management’s Discussion and Analysis	22

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three months ended March 31, 2022, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Non-GAAP Financial Measures

Cash Costs and Cash Costs per GEO

Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. Similarly, the composition of Cash Costs and Cash Costs per GEO has been amended to include costs and GEOs related to Franco-Nevada’s Energy assets. Cash Costs and Cash Costs per GEO for comparative periods have been recalculated to conform with current presentation.

Cash Costs and Cash Costs per GEO sold are non-GAAP financial measures. Cash Costs sold is defined by Franco-Nevada as total costs of sales less depletion and depreciation expense. Cash Costs per GEO sold are calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate Franco-Nevada’s ability to generate positive cash flow from its royalty, stream and working interests. Management and certain investors also use this information to evaluate Franco-Nevada’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO sold:

	For the three months ended
	March 31,
(expressed in millions, except per GEO amounts)	2022	2021
Total costs of sales	$118.2	$111.8
Depletion and depreciation	(74.6)	(71.2)
Cash Costs	$43.6	$40.6
GEOs	178,614	175,737
Cash Costs per GEO sold	$244	$231

2022 First Quarter Management’s Discussion and Analysis	23

Adjusted EBITDA and Adjusted EBITDA per Share

Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income (loss) and earnings (loss) per share (“EPS”):

●	Income tax expense/recovery;
●	Finance expenses;
●	Finance income;
●	Depletion and depreciation;
●	Impairment charges and reversals related to royalty, stream and working interests;
●	Impairment of investments;
●	Gains/losses on sale of royalty, stream and working interests;
●	Gains/losses on investments;
●	Foreign exchange gains/losses and other income/expenses; and
●	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as net income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2022	2021
Net income	$182.0	$171.5
Income tax expense	36.0	19.8
Finance expenses	0.9	0.8
Finance income	(0.7)	(0.7)
Depletion and depreciation	74.6	71.2
Foreign exchange (gain) loss and other (income) expenses	(6.2)	0.1
Adjusted EBITDA	$286.6	$262.7
Basic weighted average shares outstanding	191.3	191.0

Basic earnings per share	$0.95	$0.90
Income tax expense	0.19	0.10
Finance expenses	—	—
Finance income	—	—
Depletion and depreciation	0.39	0.37
Foreign exchange (gain) loss and other (income) expenses	(0.03)	—
Adjusted EBITDA per share	$1.50	$1.37

Margin

Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted EBITDA divided by revenue. Franco-Nevada uses Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS, our investors and analysts use Margin to evaluate the Company’s ability to contain costs relative to revenue. Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. It does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

2022 First Quarter Management’s Discussion and Analysis	24

Calculation of Margin:

	For the three months ended
	March 31,
(expressed in millions, except Margin)	2022	2021
Adjusted EBITDA	$286.6	$262.7
Revenue	338.8	308.9
Margin	84.6%	85.0%

Adjusted Net Income and Adjusted Net Income per Share

Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income (loss) and EPS:

●	Foreign exchange gains/losses and other income/expenses;
●	Impairment charges and reversals related to royalty, stream and working interests;
●	Impairment of investments;
●	Gains/losses on sale of royalty, stream and working interests;
●	Gains/losses on investments;
●	Unusual non-recurring items; and
●	Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as net income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2022	2021
Net income	$182.0	$171.5
Foreign exchange (gain) loss and other (income) expenses	(6.2)	0.1
Tax effect of adjustments	1.4	(0.1)
Other tax related adjustments:
Recognition of previously unrecognized deferred tax assets	—	(10.6)
Adjusted Net Income	$177.2	$160.9
Basic weighted average shares outstanding	191.3	191.0

Basic earnings per share	$0.95	$0.90
Foreign exchange (gain) loss and other (income) expenses	(0.03)	—
Tax effect of adjustments	0.01	—
Other tax related adjustments:
Recognition of previously unrecognized deferred tax assets	—	(0.06)
Adjusted Net Income per share	$0.93	$0.84

2022 First Quarter Management’s Discussion and Analysis	25

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the CRA, the expected exposure for current and future assessments and available remedies, the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, the aggregate value of common shares which may be issued pursuant to the ATM Program, and the Company’s expected use of the net proceeds of the ATM Program, if any. In addition, statements (including data in tables) relating to reserves and resources including reserves and resources covered by a royalty, stream or other interest, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources, GEOs or mine lives will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: the price at which common shares are sold in the ATM Program and the aggregate net proceeds received by the Company as a result of the ATM Program; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

2022 First Quarter Management’s Discussion and Analysis	26